SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 31, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated December 28, 2007: Change in the Nokia Board of Directors

PRESS RELEASE
December 28, 2007

Change in the Nokia Board of Directors

Espoo, Finland - Nokia announced today that Mr. Daniel R. Hesse, who was appointed as President and CEO of Sprint Nextel Corporation, has decided to resign from the Nokia Board of Directors. Mr. Hesse was a Nokia Board member since 2005. The Nokia Board currently consists of the following ten members: Jorma Ollila, Chairman, Marjorie Scardino, Vice Chairman, Georg Ehrnrooth, Lalita Gupte, Bengt Holmström, Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Keijo Suila and Vesa Vainio.

Chairman Jorma Ollila said: “Dan Hesse has a long and impressive career in the telecommunications industry and this latest step is a great continuation on that path. Dan has made an important contribution to the Nokia Board and we will miss his input to the Board work.”

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel